August 10, 2017

Via E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: John Reynolds, Assistant Director

Office of Beverages, Apparel, and Mining

Re:	PAREXEL International Corporation
Preliminary Proxy Statement on Schedule 14A
Filed July 14, 2017
File No. 000-21244

Dear Mr. Reynolds:

This letter is being submitted on behalf of our client, PAREXEL International Corporation (the “Company”), in response to comments contained in the letter dated August 8, 2017 from Brigitte Lippmann for John Reynolds, Assistant Director, Office of Beverages, Apparel, and Mining of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A that was filed on July 14, 2017 (the “Preliminary Proxy Statement”).

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. In addition, attached hereto as Annex A for review by the Staff are various pages from the Preliminary Proxy Statement reflecting revisions to the Company’s disclosure, including material updates since the time of filing the Preliminary Proxy Statement and changes in response to the Staff’s comments. Page references in the responses refer to the pages in the Preliminary Proxy Statement, as first filed on July 14, 2017.

Background of the Merger, page 29

1. Please disclose the substance and timing of all material offers and counteroffers during the course of the merger negotiations and, if applicable, identify the directors and/or executive officers who negotiated the material provisions in the merger agreement on behalf of the company. For example, provide additional disclosure regarding who negotiated the material provisions in the draft merger agreements that were provided to the bidders on behalf of the company and whether such provisions were approved by the board. Also describe the materials negotiations relating to the executive officers’ ongoing roles, compensation and interest in the surviving company.

Response to Comment No. 1:

The Company acknowledges the Staff’s comments and supplementally advises the Staff that it remains comfortable that it has sufficiently disclosed in reasonable detail the material offers and counteroffers during the course of the merger negotiations. The Company has revised certain disclosures in the Background of the Merger section of the Preliminary Proxy Statement to disclose parties that negotiated the material provisions of the merger agreement on behalf of the Company. The Company has also revised the disclosure in the Background of the Merger section of the Preliminary Proxy Statement to disclose additional detail regarding the negotiation of the modifications to the severance arrangements of certain members of the Company’s senior management. Please see the revised disclosure in Annex A.

2. We note that your independent directors held nine executive sessions and each attended every session. Please identify your independent directors.

Response to Comment No. 2:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure in Annex A.

3. We note your disclosure that on several occasions Mr. von Rickenbach updated the board on communications with certain activist investors. Please identify these investors and describe any material communications regarding the potential merger transaction.

Response to Comment No. 3:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure in Annex A.

Company Representations and Warranties, page 75

4. We note your statement that “the assertions embodied in those representations and warranties were made for the purposes of the Merger Agreement . . .” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities law.

Response to Comment No. 4:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure in Annex A.

Certain U.S. Federal Income Tax Considerations, page 99

5. Please revise the heading and first paragraph to reflect that you have disclosed “material” rather than “certain” U.S. federal income tax considerations.

Response to Comment No. 5:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure in Annex A.

*    *    *

The undersigned, on behalf of the Company, hereby acknowledges that:

•	the Company and its management is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 212-813-8824 or by email at AGoodman@goodwinlaw.com.

Sincerely,

/s/ Andrew H. Goodman
Andrew H. Goodman, Esq.

Cc:	Josef H. von Rickenbach

        PAREXEL International Corporation

Douglas A. Batt

        PAREXEL International Corporation

Stuart Cable

        Goodwin Procter LLP

ANNEX A

NOTICE OF MEETING OF SHAREHOLDERS

TO BE HELD ON [●], 2017

To PAREXEL Shareholders:

A meeting of the shareholders of PAREXEL International Corporation, a Massachusetts corporation (“PAREXEL”), will be held on [●], 2017, at [●], Eastern time, at [●] (the “shareholder meeting”), for the following purposes:

1. To consider and vote on a proposal to approve the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated as of June 19, 2017, by and among West Street Parent, LLC (“Parent”), a Delaware limited liability company, West Street Merger Sub, Inc. (“Merger Sub”), a Massachusetts corporation and a wholly-owned subsidiary of Parent, and PAREXEL. Parent and Merger Sub were formed by an affiliate of the private equity investment firm Pamplona Capital Management LLP (“Pamplona”). Pursuant to the terms of the Merger Agreement, Merger Sub will be merged with and into PAREXEL with PAREXEL surviving the merger as a wholly-owned subsidiary of Parent (the “merger”) in accordance with the Massachusetts Business Corporation Act (the “MBCA”);

2. To consider and vote on the proposal to approve, by non-binding, advisory vote, compensation that will or may become payable by PAREXEL to its named executive officers in connection with the merger;

3. To consider and vote on a proposal to approve one or more adjournments of the shareholder meeting, if necessary and to the extent permitted by the Merger Agreement, to solicit additional proxies if PAREXEL has not obtained sufficient affirmative shareholder votes to approve the Merger Agreement; and

4. To transact such other business as may properly come before the shareholder meeting or any adjournment of the shareholder meeting.

Our board of directors (the “Board”) has fixed the close of business on [●], 2017 as the record date for the purpose of determining the shareholders who are entitled to receive notice of, and to vote at, the shareholder meeting. Only shareholders of record at the close of business on the record date are entitled to notice of, and to vote at, the shareholder meeting and at any adjournment of that meeting. Each shareholder is entitled to one vote for each share of PAREXEL common stock held on the record date.

Under the MBCA, PAREXEL is required to state whether it has concluded that PAREXEL shareholders are, are not or may be entitled to assert appraisal rights, which are generally available to shareholders of a merging Massachusetts corporation under Section 13.02(a)(1) of the MBCA subject to certain exceptions. For the reasons described in the accompanying proxy statement, we do not believe our shareholders will be entitled to appraisal rights under the MBCA in connection with the merger. The relevant provisions of the MBCA have not yet been the subject of judicial interpretation and it is possible that a court could conclude that the relevant exception under which we have concluded that our shareholders are not entitled to appraisal rights is not applicable in the present circumstances and that PAREXEL shareholders are entitled to appraisal rights under Massachusetts law. Any shareholder who believes he, she or it is entitled to appraisal rights and who wishes to preserve those rights should carefully review Sections 13.01 through 13.31 of Part 13 of the MBCA, attached as Annex C to the accompanying proxy statement, which sets forth the procedures to be complied with in perfecting such appraisal rights, if available. Failure to strictly comply with the procedures specified in Part 13 of the MBCA, including voting, or causing or permitting to be voted, any of the shareholder’s votes in favor of the merger, would result in the loss of any appraisal rights to which such shareholder may be entitled.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO APPROVE THE MERGER AGREEMENT; “FOR” THE PROPOSAL TO APPROVE BY NON-BINDING,

•	PAREXEL has breached any of its representations, warranties or covenants contained in the Merger Agreement that (1) would result in any of PAREXEL’s conditions to the merger not being satisfied and (2) has not been cured prior to the earlier of the end date and the 30th calendar day following Parent’s delivery of written notice describing such breach to PAREXEL; provided that neither Parent nor Merger Sub is in breach of its obligations under the Merger Agreement such that PAREXEL would be entitled to terminate the Merger Agreement pursuant to the first bullet under the following paragraph; or

•	prior to the approval of the Merger Agreement by PAREXEL’s shareholders, the Board has effected an adverse recommendation change.

PAREXEL may also terminate the Merger Agreement if:

•	Parent or Merger Sub has breached any representation, warranty, covenant or other agreement contained in the Merger Agreement that (1) would result in any of Parent or Merger Sub’s conditions to the merger not being satisfied and (2) has not been cured prior to the earlier of the end date and the 30th calendar day following PAREXEL’s delivery of written notice describing such breach to Parent; provided that PAREXEL is not in breach of its obligations under the Merger Agreement such that Parent would be entitled to terminate the Merger Agreement pursuant to the first bullet under the preceding paragraph; or

•	prior to the adoption of the Merger Agreement by PAREXEL shareholders, the Board has effected an adverse recommendation change in respect of a superior proposal and substantially concurrently with such termination, PAREXEL enters into a definitive agreement with respect to such superior proposal and pays the PAREXEL termination fee as described below; or

•	(i) the closing conditions (other than those conditions that by their nature are to be satisfied by actions taken at the closing of the merger; provided that each such condition is then capable of being satisfied at a closing on such date) have been satisfied or waived, (ii) Parent and Merger Sub fail to consummate the merger on or prior to the time the closing of the merger should have occurred pursuant to the Merger Agreement and (iii) PAREXEL will have given Parent written notice following the satisfaction of such conditions to the extent specified in the foregoing clause (i) that PAREXEL stood and continues to stand ready, willing and able to consummate the merger and (iv) Parent and Merger Sub fail to consummate the merger on or prior to the date that is three business days after delivery of the notice described in the preceding clause (iii).

Termination Fees and Expenses (Page 93)

PAREXEL has agreed to pay Parent $138 million in cash upon the termination of the Merger Agreement under certain circumstances (which we refer to as the “termination fee”).

Parent has agreed to pay PAREXEL $276 million in cash upon the termination of the Merger Agreement under certain circumstances (which we refer to as the “parent termination fee”).

Except as expressly set forth in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense; provided that Parent will pay all filing fees under the HSR Act and any applicable foreign antitrust or competition law. The Federal Trade Commission (the “FTC”) terminated the applicable waiting period ~~will expire~~ on July ~~31~~18, 2017 ~~at 11:59 p.m., New York City time, unless otherwise terminated or extended by antitrust authorities.~~.

Regulatory Matters (Page 102)

Under the Merger Agreement, the merger cannot be completed until the applicable waiting period under the HSR Act, has expired or been terminated. PAREXEL ~~and Parent and its affiliates filed their respective HSR Act notifications on June 30, 2017~~received notification from the FTC on July 18, 2017 that the applicable waiting period under the HSR Act was immediately terminated.

The Merger Agreement also cannot be completed until each of the European Commission and the Federal Antimonopoly Service of the Russian Federation (“FAS”) have adopted decisions approving the merger. ~~It is~~

~~anticipated that the notification will be~~Notifications were submitted ~~in draft form~~ to the European Commission on August 1, 2017 and ~~will be submitted in final form~~ to the FAS ~~in the week commencing July 17~~on August 10, 2017.

~~Certain~~ Material U.S. Federal Income Tax Considerations (Page 99)

The receipt of cash in exchange for shares of PAREXEL common stock pursuant to the merger generally will be a taxable transaction for U.S. federal income tax purposes. PAREXEL shareholders who are U.S. Holders (as defined in the section entitled “~~Certain~~Material U.S. Federal Income Tax Considerations”) generally will recognize gain or loss equal to the difference between the amount of cash received in the merger and the adjusted tax basis of the shares of PAREXEL common stock surrendered. PAREXEL shareholders who are Non-U.S. Holders (as defined in the section entitled “~~Certain~~Material U.S. Federal Income Tax Considerations”) generally will not be subject to U.S. federal income tax on any gain recognized in connection with the merger unless they have certain connections to the United States. PAREXEL shareholders should read the section entitled “~~Certain~~Material U.S. Federal Income Tax Considerations” beginning on page 99 of this proxy statement and consult their own tax advisors to determine the tax consequences to them of the merger based on their particular circumstances, as well as the tax consequences arising under any state, local or foreign tax laws or non-income tax laws.

Appraisal Rights (Page 103)

Under the MBCA, PAREXEL is required to state whether it has concluded that PAREXEL shareholders are, are not or may be entitled to assert appraisal rights, which are generally available to shareholders of a merging Massachusetts corporation under Section 13.02(a)(1) of the MBCA subject to certain exceptions. For the reasons described in this proxy statement, we do not believe our shareholders will be entitled to appraisal rights under the MBCA in connection with the merger. Section 13.02(a)(1) of the MBCA generally provides that shareholders of a Massachusetts corporation are entitled to appraisal rights in the event of a merger. However, an exception to the general rule in Section 13.02(a)(1) of the MBCA provides that shareholders of a Massachusetts corporation are not entitled to appraisal rights in a merger transaction in which the sole consideration they receive consists of cash and so long as no director, officer or controlling shareholder of such corporation has a direct or indirect material financial interest in the merger other than in: (i) his, her or its capacity as a shareholder of the corporation; (ii) his, her or its capacity as a director, officer, employee or consultant of the merging corporation or the surviving corporation or an affiliate of the surviving corporation pursuant to bona fide arrangements with the merging corporation or the surviving corporation or any affiliate thereof; or (iii) any other capacity so long as the shareholder owns less than 5% of the voting securities of the corporation.

PAREXEL believes that this exception applies to the merger and that our shareholders will not be entitled to appraisal rights in connection with the merger. However, the MBCA took effect on July 1, 2004 and Section 13.02 of the MBCA has not yet been the subject of judicial interpretation. Accordingly, it is possible that a court could conclude that this exception is not applicable in the present circumstances and that PAREXEL shareholders are entitled to appraisal rights under Massachusetts law.

Any shareholder who believes he, she or it is entitled to appraisal rights and who wishes to preserve those rights should carefully review Sections 13.01 through 13.31 of ~~Section~~Part 13 of the MBCA, attached as Annex C to this proxy statement, which sets forth the procedures to be complied with in perfecting such appraisal rights, if available. Failure to strictly comply with the procedures specified in ~~Section~~Part 13 of the MBCA would result in the loss of any appraisal rights to which such shareholder may be entitled. Please read ~~Section~~Part 13 of the MBCA carefully, because exercising appraisal rights involves several procedural steps, and failure to follow appraisal procedures could result in the loss of such rights, if any. Shareholders should consult with their advisors, including legal counsel, in connection with any demand for appraisal.

Litigation Related to the Merger (Page 100)

On July 24, 2017, a putative class action lawsuit was filed in the United States District Court of Massachusetts by a shareholder of PAREXEL against the Company, members of the Board of Directors, Pamplona, Parent and Merger Sub, captioned Louis Scarantino v. PAREXEL International Corporation, et al., 1:17-cv-11360. On July 25, 2017, a second putative class action lawsuit was filed in the United States

District Court of Massachusetts by a shareholder of PAREXEL against the Company and members of the Board of Directors, captioned Catherine Fischer v. PAREXEL International Corporation, et al., 1:17-cv- 11364. On July 27, 2017, a third putative class action lawsuit was filed in the United States District Court of Massachusetts by another shareholder of PAREXEL against the Company and members of the Board of Directors, captioned Peter Manning v. PAREXEL International Corporation, et al., 1:17-cv-11376. All three complaints allege that the preliminary proxy statement violates Section 14(a) and Section 20(a) of the Securities Exchange Act by materially omitting material information related to the Company’s projections and the explanation of the analysis of the Company’s financial advisor, among other claims. All of the complaints seek, among other things, equitable relief to enjoin the consummation of the merger, rescission of the merger or rescissory damages, compensatory damages, and attorneys’ fees and costs. The Company, the Board of Directors, Pamplona, Parent and Merger Sub believe that the claims asserted against them are without merit and intend to vigorously defend against these lawsuits.

Interests of PAREXEL’s Directors and Executive Officers in the Merger (Page 58)

PAREXEL’s directors and executive officers have economic interests in the merger that are different from, or in addition to, those of PAREXEL shareholders generally. These interests include:

•	severance arrangements covering our executive officers;

•	accelerated vesting and cash-out of all Company equity awards; and

•	indemnification of our directors and executive officers by the surviving corporation following the merger.

The Board was aware of and considered these interests, among other matters, in reaching its decision to approve and declare advisable the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.

Treatment of Company Equity Awards (Page 96)

Stock Options. Except as otherwise agreed upon with Parent, immediately prior to the effective time of the merger, each PAREXEL stock option, whether or not vested and exercisable, that is outstanding and unexercised immediately prior to the effective time will be automatically converted into the right to receive from Parent or the surviving corporation an amount in cash equal to the product obtained by multiplying (i) the excess, if any, of $88.10 over the per share exercise price of such PAREXEL stock option, by (ii) the aggregate number of shares of PAREXEL common stock that were issuable upon exercise or settlement of such PAREXEL stock option immediately prior to the effective time, less any applicable withholding taxes. Any PAREXEL stock option with a per share exercise price in excess of $88.10 will be cancelled immediately prior to the effective time of the merger without payment of any consideration.

Restricted Stock. Except as otherwise agreed upon with Parent, immediately prior to the effective time of the merger, each PAREXEL restricted stock award will automatically become fully vested and the restrictions with respect thereto will lapse. All PAREXEL restricted stock awards, including shares that become fully vested and with respect to which the restrictions will lapse immediately prior to the effective time, will automatically be cancelled and converted into the right to receive $88.10 per share, less any applicable withholding taxes, and will be treated in the merger in the same manner as the other shares of PAREXEL common stock.

Restricted Stock Unit Awards. Except as otherwise agreed upon with Parent, immediately prior to the effective time of the merger, each PAREXEL restricted stock unit award that is not subject to performance-based vesting, or RSU Award, whether or not vested, that is outstanding immediately prior to the effective time will not be assumed by Parent or Merger Sub in the merger and will automatically be cancelled as of the effective time of the merger in exchange for the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of PAREXEL common stock subject to such RSU Award by (ii) $88.10, less any applicable withholding taxes.

Performance Restricted Stock Unit Awards.Except as otherwise agreed upon with Parent, immediately prior to the effective time of the merger, each outstanding PAREXEL restricted stock unit award that is subject to If you are a “street name” holder of PAREXEL common stock, you should contact your brokerage firm, bank, trust or other nominee to obtain instructions as to how to change or revoke your proxy.

Q:	Is the merger taxable to PAREXEL shareholders?

A: The receipt of cash in exchange for shares of PAREXEL common stock pursuant to the merger generally will be a taxable transaction for U.S. federal income tax purposes. If you are a U.S. Holder (as defined in the section entitled “~~Certain~~Material U.S. Federal Income Tax Considerations”), you generally will be subject to U.S. federal income tax on any gain recognized in connection with the merger. If you are a Non-U.S. Holder (as defined in the section entitled “~~Certain~~Material U.S. Federal Income Tax Considerations”), you generally will not be subject to U.S. federal income tax on any gain recognized in connection with the merger unless you have certain connections to the United States. The tax consequences of the merger to you will depend on your particular circumstances, and you should consult your own tax advisors in light of your particular circumstances, as well as tax consequences arising under any state, local or foreign tax laws or any non-income tax laws. For a more detailed summary of the U.S. federal income tax consequences of the merger, see “~~Certain~~Material U.S. Federal Income Tax Considerations” beginning on page 99 of this proxy statement.

Q:	What will the holders of PAREXEL stock options, restricted stock, RSU Awards and PRSU Awards receive in the merger?

Except as otherwise agreed upon with Parent, immediately prior to the effective time of the merger, (i) each outstanding PAREXEL stock option, whether or not vested and exercisable, will be converted into the right to receive an amount in cash equal to the product obtained by multiplying (a) the excess, if any, of $88.10 over the per share exercise price of such PAREXEL stock option, by (b) the aggregate number of shares of PAREXEL common stock subject to such PAREXEL stock option, less applicable withholding taxes (provided that, if the exercise price of any PAREXEL stock option exceeds $88.10, then it will be cancelled without payment of any consideration); (ii) each PAREXEL restricted stock award will become fully vested and the restrictions with respect thereto will lapse, and such PAREXEL restricted stock award will automatically be cancelled and converted into the right to receive $88.10 per share, less applicable withholding taxes, and be treated in the merger in the same manner as the other shares of PAREXEL common stock; (iii) each outstanding RSU Award, whether or not vested, will be cancelled in exchange for the right to receive an amount in cash equal to the product obtained by multiplying (a) the aggregate number of shares of PAREXEL common stock subject to such RSU Award by (b) $88.10, less applicable withholding taxes; and (iv) each outstanding PRSU Award will be deemed fully earned but not yet settled at the target performance level regardless of the actual achievement of the applicable performance metric as of the effective time of the merger in exchange for the right to receive an amount in cash equal to the product obtained by multiplying (a) the aggregate number of shares of PAREXEL common stock subject to such PRSU Award (taking into account the achievement and acceleration described above) by (b) $88.10, less applicable withholding taxes.

Q:	Am I entitled to appraisal rights?

A:

We do not believe that our shareholders will be entitled to appraisal rights under the MBCA in connection with the merger. The MBCA provides that shareholders of a Massachusetts corporation are not entitled to appraisal rights in a merger transaction in which the sole consideration they receive consists of cash so long as no director, officer or controlling shareholder of such corporation has a direct or indirect material financial interest in the merger other than in: (i) his, her or its capacity as a shareholder of the corporation; (ii) his, her or its capacity as a director, officer, employee or consultant of the merging corporation or the surviving corporation or an affiliate of the surviving corporation pursuant to bona fide arrangements with the merging corporation or the surviving corporation or any affiliate thereof; or (iii) any other capacity so long as the shareholder owns less than 5% of the voting securities of the corporation.

PAREXEL believes that this exception applies to the merger and that our shareholders are not entitled to appraisal rights in connection with the merger. However, the MBCA took effect on July 1, 2004 and Section 13.02 of the MBCA has not yet been the subject of judicial interpretation. Accordingly, it is possible that a court could conclude that this exception is not applicable in the present circumstances and that shareholders are entitled to appraisal rights under Massachusetts law.

A copy of the full text of Section 13.22 of the MBCA is included as Annex C to this proxy statement. Failure to strictly comply with the procedures set forth in ~~Section~~Part 13 of the MBCA will result in the loss of appraisal rights.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, you will be sent a letter of transmittal with detailed written instructions for exchanging your shares of PAREXEL common stock for the merger consideration. If your shares are held in “street name” by your brokerage firm, bank, trust or other nominee, you will receive instructions from your brokerage firm, bank, trust or other nominee as to how to effect the surrender of your “street name” shares in exchange for the merger consideration. PLEASE DO NOT SEND IN YOUR STOCK CERTIFICATES NOW.

Q:	What happens if I sell my shares of PAREXEL common stock before the shareholder meeting?

A:	The record date for shareholders entitled to vote at the shareholder meeting is earlier than the date of the shareholder meeting and the expected closing date of the merger. If you transfer your shares of PAREXEL common stock after the record date but before the shareholder meeting, you will, unless special arrangements are made, retain your right to vote at the shareholder meeting but will transfer the right to receive the merger consideration to the person or entity to whom you transfer your shares.

In addition, if you sell your shares prior to the shareholder meeting or prior to the effective time of the merger, you will not be eligible to exercise appraisal rights, to the extent there are appraisal rights, in respect of the merger. For a more detailed discussion of the applicability of appraisal rights and the requirements for perfecting appraisal rights, see “Appraisal Rights” beginning on page 103 and Annex C of this proxy statement.

Q:	What happens if the merger is not completed for any reason?

A:	If the merger is not completed for any reason, PAREXEL shareholders will not receive any payment for their shares in connection with the merger. Instead, PAREXEL will remain a stand-alone public company, and PAREXEL common stock will continue to be listed and traded on NASDAQ. Under specified circumstances, in connection with a termination of the Merger Agreement, we may be required to pay to Parent a termination fee or expenses associated with the transaction, as described below under “The Merger Agreement – Termination Fees and Expenses” beginning on page 93 of this proxy statement.

Q:	Who can answer further questions?

A:	For additional questions about the merger, assistance in submitting proxies or voting shares of PAREXEL common stock, or to request additional copies of the proxy statement or the enclosed proxy card, please contact our proxy solicitor at:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Toll free: 800-322-2885

The independent directors of the Board, consisting of all the directors other than Mr. von Rickenbach, the Company’s Chairman of the Board and Chief Executive Officer, retained Locke Lord to act as their special counsel in connection with the Board’s evaluation of strategic alternatives. The independent directors are A. Dana Callow, Jr., Patrick J. Fortune, Maykin Ho, Eduard Holdener, Christopher J. Lindop, Richard L. Love and Ellen M. Zane, and together are referred to hereafter as the “independent directors”.

At the March 10, 2017 meeting, representatives of Chestnut Securities reviewed with the Board its periodic financial analyses of the Company, updated to include the Company Projections. The Board then discussed certain operational, financial and strategic alternatives that certain activist investors had recommended the Company consider. Following discussion, it was the consensus of the Board that some of these suggested actions were not in the long-term best interests of the Company, including increased Company borrowings, expanded share repurchases and the spin-out of business units.

Representatives of Goldman Sachs then joined the meeting and discussed with the Board recent consolidation activity in the CRO industry, the public market perspectives on the Company and the Company’s investor base. Representatives of Goldman Sachs also reviewed with the Board an illustrative analysis reflecting that a financial sponsor could acquire the Company at a premium and realize attractive returns on its investment. Representatives of Goldman Sachs further discussed with the Board various factors that could become relevant should the Board determine to explore the possibility of a sale of the Company, including that potential acquirers could be expected to seek access to customer-related and backlog information as part of their due diligence process. Representatives of Goldman Sachs also discussed with the Board a preliminary financial analysis of the Company and reviewed with the Board potential strategic parties and financial sponsors who might have an interest in acquiring the Company. Following these presentations the representatives of Goldman Sachs and Chestnut Securities left the meeting.

Following these presentations, the Board discussed consolidation in the CRO industry and considered whether the Company’s market leadership position would be attractive to both strategic and financial buyers. The Board discussed strategic alternatives available to the Company that could potentially enhance shareholder value, including whether to conduct further accelerated returns of capital to shareholders, whether to pursue acquisitions and divestitures, whether to engage in a process to explore interest in a potential sale of the Company and whether to execute the long-term plan as a standalone company. Following discussion, the Board concluded that, given the challenges faced by the Company, privately soliciting interest in a potential acquisition from a limited number of potentially interested parties could lead to an opportunity to enhance shareholder value.

The Board also discussed the potential disruptions to the Company’s business during a protracted sale process, the risk of leaks that might arise from contacting other parties, particularly competitors, and the potential impact of such leaks on the Company’s business, including the potential loss of customers and employees. The Board also discussed the potential need to disclose during such process proprietary and confidential information, such as customer-related and backlog information, to competitors and potential competitors. The Board discussed sequencing any potential process so that financial sponsors were contacted first to limit the diligence by competitors regarding sensitive customer-related and backlog information until later in the process once the likelihood of the Company being able to complete a sale transaction on terms that were compelling for the Company and its shareholders could be better assessed. The Board concluded that initially contacting a limited number of financial sponsors and emphasizing confidentiality in any process design would help address the discussed concerns. The Board also observed that if it did initiate such a process, it could in the future terminate the process if appropriate or invite additional parties, both financial and strategic, to participate in the process if appropriate. The Board determined that it should interview Goldman Sachs and at least one other financial advisor candidate to assist the Board in the evaluation of strategic alternatives.

Following such discussion, representatives of Locke Lord reviewed with the Board their fiduciary duties under

Massachusetts law, particularly in the context of exploring a possible sale of the Company.

Representatives of Locke Lord also discussed the role of the Board in overseeing the strategic review process and ways for doing so, including evaluating potentially forming a special committee of the Board consisting solely of independent and disinterested directors as well as Company management being restricted from having discussions with financial sponsors regarding their roles, compensation, retention or investment arrangements in connection maximize competitive dynamics, the Board instructed Goldman Sachs to advance all three parties to the second phase of the strategic process, during which each such party would be provided additional diligence access, and to encourage them to increase their respective offer prices. The Board also discussed that to date, none of the three financial sponsors had, and had not requested to have, discussions with Company management regarding any roles, compensation, retention or investment arrangements in connection with a possible transaction.

The Board again considered, with assistance from its financial and legal advisors, the potential advantages and disadvantages of contacting and discussing a potential sale of the Company with strategic parties. The Board again considered the potential risk of competitive harm to the Company if strategic parties conducted due diligence but a transaction did not occur, and the increased risk of leaks, which could create instability among the Company’s employees as well as its customer and vendors. Following these discussions the Board determined that, absent a change in circumstances, it would be preferable for interest from strategic parties to be solicited through a “go-shop” process following the execution and announcement of a definitive merger agreement with a financial sponsor.

Mr. von Rickenbach also updated the Board on recent communications with ~~certain~~two activist investors, each of which requested to schedule a call with the Company for a later date. One such call occurred on May 4, 2017, and the other call occurred on June 5, 2017. Both of these calls consisted of brief conversations regarding the business and operations of the Company and did not relate to the strategic process. The independent directors then met in executive session and continued discussions. Representatives of each of Chestnut Securities and Locke Lord were in attendance. The independent directors reviewed the process being followed, and were comfortable with the process.

On April 24, 2017, Sponsor A, Sponsor B and Pamplona were provided access to an online data room containing nonpublic information regarding the Company.

On April 25, 2017, Sponsor A requested the ability to partner with another financial sponsor (“Sponsor C”) to make a joint proposal for the acquisition of the Company.

On April 26, 2017, Sponsor A, Sponsor B and Pamplona were provided a draft merger agreement on behalf of the Company. The draft merger agreement contemplated, among other things, a 40-day “go-shop” period, a company termination fee equal to 2% of transaction equity value and a reverse termination fee equal to 7% of transaction equity value. Additionally, the draft merger agreement contemplated that in the event the merger agreement was terminated to accept a superior proposal from a party who had submitted an acquisition proposal during the go-shop period, the company termination fee would be 1% of the transaction equity value rather than 2%. Drafts of an equity commitment letter and limited guaranty were concurrently provided to the bidders.

Also, on April 26, 2017, the Company permitted Sponsor A to partner with Sponsor C and entered into a confidentiality agreement with Sponsor C. The standstill obligations under the confidentiality agreement with Sponsor C automatically terminated upon the Company’s entry into a merger agreement.

On April 28, 2017, the Board held a meeting to receive an update on the strategic process. Representatives of the Company’s financial and legal advisors were in attendance. Representatives of Goldman Sachs provided an update on the developments related to the strategic process since the last Board meeting. The Board then approved requesting revised bids from the three financial sponsors by May 19, 2017. The independent directors then met in executive session and continued discussions. Representatives of Chestnut Securities and Locke Lord were in attendance.

On May 3, 2017, the Company announced its financial results for the third quarter of fiscal year 2017. At the time, the Company’s stock was trading at approximately $64.54 per share.

On May 5, 2017, the Board held a meeting to receive an update on the strategic process. Representatives of the Company’s legal advisors were in attendance. Mr. von Rickenbach provided an update on the developments related to the strategic process since the last Board meeting. Mr. von Rickenbach also provided an update on his ~~correspondence with certain~~previously scheduled May 4, 2017 conversation with an activist ~~investors~~investor.

The Board discussed the disclosure provided by Goldman Sachs that had been distributed to the Board on May 19, 2017 regarding certain relationships between Goldman Sachs and the parties that had submitted indications of interest. Representatives of Goodwin noted that Goldman Sachs carried out its customary procedures to provide this information. Representatives of Goodwin also informed the Board of the relationships disclosure that Chestnut Securities had previously communicated to Goodwin. The Board determined that those relationships would not impair the advice that either of Goldman Sachs or Chestnut Securities would provide to the Board

On June 9, 2017, Mr. von Rickenbach had a call with the chief executive officer of Strategic 2, and generally discussed the status of discussions between the parties and their respective representatives. The conversation did not result in any specific proposals.

On June 9, 2017, Strategic 2’s outside counsel provided a revised draft of the merger agreement to Goodwin. From June 12 through June 17, 2017, representatives of Goodwin and Strategic 2’s outside counsel exchanged drafts and had discussions regarding the terms of the merger agreement. Representatives of Goodwin led these discussions with input from representatives of Company management and representatives of Goldman Sachs. They also had the benefit from time to time of the views of the independent directors at the Board meetings described below.

On June 9, 2017, Strategic 3’s outside counsel provided a revised draft of the merger agreement to Goodwin. From June 12 through June 19, 2017, representatives of Goodwin and Strategic 3’s outside counsel exchanged drafts and had discussions regarding the terms of the merger agreement. Representatives of Goodwin led these discussions with input from representatives of Company management and representatives of Goldman Sachs. They also had the benefit from time to time of the views of the independent directors at the Board meetings described below.

On June 12, 2017, the Company and Strategic 3 entered into a confidentiality agreement to facilitate the Company’s reverse due diligence, which was in anticipation of Strategic 3 submitting a revised proposal containing an equity component. Also on that day, Company management held a meeting with Strategic 3 management, in which Strategic 3 presented an overview of its business and operations.

On June 13, 2017, representatives of Goldman Sachs contacted a representative of Pamplona to confirm Pamplona’s continued interest in participating in the strategic process. The conversation did not result in any specific proposals.

On June 14, 2017, Strategic 2 and Strategic 3 presented revised non-binding written proposals. Strategic 2’s revised proposal was at a price of $85.25 per share, payable in a combination of 85% cash and 15% in Strategic 2’s common stock. Strategic 3’s revised proposal was at a price of $86.00 per share, payable in a combination of 85% cash and 15% in Strategic 3’s common stock. Strategic 2 indicated that it had completed all of its due diligence and Strategic 3 indicated that its diligence review could be completed within hours of it being provided with certain materials. On June 14, 2017, the closing price for the Company’s common stock was $83.43 per share.

On June 15, 2017, the Company and Strategic 2 entered into a confidentiality agreement to facilitate reverse due diligence, which was in response to Strategic 2’s June 14, 2017 proposal containing an equity component. Also on that day, Company management held a meeting with Strategic 2 management, in which Strategic 2 presented an overview of its business and operations.

On June 15, 2017, Mr. von Rickenbach had a call with the chief executive officer of Strategic 3 and generally discussed the status of discussions between the parties and their respective representatives. The conversation did not result in any specific proposals.

On June 15, 2017, representatives of Strategic 3’s financial advisor confirmed to representatives of Goldman Sachs that Strategic 3 would need to review certain customer-related and operational information before Strategic 3 would be prepared to enter into a binding merger agreement with the Company.

On June 18, 2017, a representative of Pamplona contacted representatives of Goldman Sachs and indicated that Pamplona may be able to increase its per share offer price. Representatives of Goldman Sachs indicated that the Board had concluded that Pamplona’s last written proposal was insufficient and that the Board was focused on a proposal from another party.

On June 18, 2017, the Board held a meeting to discuss the status of the negotiations with Strategic 2, Strategic 3 and Pamplona. Representatives of the Company’s financial and legal advisors were in attendance. Representatives of Goldman Sachs reviewed with the Board the latest discussions with each of the parties. Representatives of Goodwin again reviewed with the Board the unresolved issues raised in the latest draft of the merger agreement provided by Strategic 3. Representatives of Goldman Sachs discussed with the Board certain financial aspects of Strategic 3’s $87.50 per share proposal, advising the Board that Strategic 3’s financial advisor had indicated to Goldman Sachs that this was Strategic 3’s best and final offer and that Strategic 3 was prepared to move expeditiously to negotiate and sign a definitive merger agreement.

The Board discussed Strategic 3’s $87.50 per share offer in the context of the Company’s strategic alternatives, including continuing as a standalone company. The Board discussed the advantages and risks of the proposed transaction with Strategic 3, including, among other things, whether the offer price of $87.50 per share represented an attractive valuation of the Company for shareholders when considered in light of the Board’s knowledge and understanding of the business, operations, management, financial condition and prospects of the Company, including the various challenges presented if the Board were to reject the offer and the Company were to continue as a standalone company.

Based on the discussion at this meeting and the previous meeting, the Board did not believe that Strategic 3 would improve upon its $87.50 offer and that asking again for improvement on this offer would put at risk the ongoing negotiations with Strategic 3 to finalize the terms of the merger agreement. Based on the discussion at this meeting and the earlier Board discussions, the Board concluded that Strategic 3’s $87.50 per share offer would, if consummated, provide greater certainty of value (and less risk) to the Company’s shareholders relative to the potential trading price of the Company shares over a longer period after accounting for the long-term risks to the Company’s business resulting from operational execution risk and evolving industry dynamics. After considering the Company’s strategic alternatives to a potential transaction with Strategic 3 and the Company’s ability to continue as a standalone company, the Board instructed Goodwin to work with counsel to Strategic 3 to finalize the merger agreement. The Board instructed Mr. von Rickenbach to have a discussion with the chief executive officer and the chairman of the board of directors of Strategic 3 to also attempt to resolve any remaining issues on the merger agreement.

The independent directors then met in executive session to continue discussions. Representatives of Locke Lord were in attendance. Following further discussion, the independent directors determined that the Company’s senior management and its advisors should work as expeditiously as possible to finalize the merger agreement and related documents with Strategic 3. The independent directors also instructed Goldman Sachs to contact Strategic 3’s financial advisor and indicate that the Board had directed its advisors to expeditiously finalize a transaction with Strategic 3. A representative of Locke Lord relayed these instructions to representatives of Goodwin and Goldman Sachs.

Later in the evening of June 18, 2017, Goodwin provided a revised draft of the merger agreement to Strategic 3’s outside counsel. Representatives of Goldman Sachs contacted Strategic 3’s financial advisor to schedule a meeting between the senior management teams of the Company and Strategic 3 to finalize any remaining open points on the merger agreement to expeditiously finalize the transaction with Strategic 3.

Early in the morning of June 19, 2017, a representative of Pamplona contacted representatives of Goldman Sachs and indicated that Pamplona would be willing to increase its offer price to $88.00 per share or more, subject to finalizing the draft merger agreement. Representatives of Goldman Sachs indicated that the Board was focused on a proposal from another party because Pamplona’s last written proposal was insufficient. In response to Pamplona’s request, the Company’s advisors provided a revised draft of the merger agreement to Pamplona, which draft had been previously prepared by Goodwin, with input from representatives of Company management and representatives of Goldman Sachs, following receipt of Pamplona’s May 16, 2017 revised draft of the merger agreement. Goodwin also received from time to time the views of the independent directors at the Board meetings described below.

Later in the morning on June 19, 2017, representatives of Goodwin and Strategic 3’s outside counsel had a call to finalize the merger agreement. Also on the morning of June 19, 2017, Mr. von Rickenbach and members of the Company’s senior management had a call with members of senior management of Strategic 3 to discuss the remaining open points on the merger agreement, which points were not resolved during the call.

Later in the day on June 19, 2017, Pamplona presented a revised written proposal to acquire the Company for a price of $88.00 per share. The proposal indicated that Pamplona was prepared to immediately negotiate a binding merger agreement and execute the merger agreement that night with an announcement prior to the open of the stock market on June 20, 2017. Shortly after submitting this written proposal, a representative of Pamplona contacted representatives of Goldman Sachs and presented a revised verbal offer of $88.10 per share. The representative indicated that this was Pamplona’s best and final offer and was conditioned on executing a merger agreement that night and announcing the transaction before the stock market opened on June 20, 2017 and that Pamplona would withdraw its offer if the Company were to seek bids from other parties to exceed it. Representatives of Goldman Sachs indicated that they would inform the Board of Pamplona’s $88.10 revised proposal. Pamplona also provided a revised draft of the merger agreement.

During the afternoon of June 19, 2017, the Board held a meeting to receive an update on discussions with Strategic 3 and to discuss Pamplona’s revised proposal. Representatives of the Company’s financial and legal advisors were in attendance. Representatives of Goldman Sachs reviewed the proposal from, and the latest discussions with, Strategic 3, and discussed with the Board Pamplona’s revised offer and the financial aspects of the offer price of

$88.10 per share included in such revised offer.

Representatives of Goldman Sachs informed the Board that Pamplona had advised that this was Pamplona’s best and final offer, that this revised proposal was conditioned upon the parties reaching an agreement and executing a merger agreement that evening and announcing the agreement before the stock market opened the next day, and conditioned on the Company not seeking competing offers. Representatives of Goodwin informed the Board of the status of the draft merger agreement with Strategic 3. The Board discussed the proposal from Strategic 3. The Board then further discussed the advantages and risks of the proposed transaction with Pamplona that are described in “Recommendation of the Board and Reasons for the Merger” beginning on page 44 of this proxy statement. In light of these discussions, the Board concluded that Pamplona’s improved and final offer would, if consummated, provide greater certainty of value (and less risk) to the Company’s shareholders relative to the potential trading price of the Company’s shares over a longer period after accounting for the long-term risks to the Company’s business resulting from operational execution risk and evolving industry dynamics. After considering the Company’s strategic alternatives to the Pamplona transaction and the Company’s ability to continue as a standalone company and the terms of the proposal from Strategic 3, the Board concluded that Pamplona’s final proposal was the best alternative for the Company’s shareholders and directed the Company’s advisors to continue discussions with Pamplona in accordance with its final proposal, including confirming that the parties could be in a position to execute a merger agreement and related documentation in connection with Pamplona’s $88.10 per share proposal later in the day. The Board determined to meet again later in the day to further consider the status of the current proposals from Strategic 3 and Pamplona.

Following the meeting, throughout the remainder of June 19, 2017, representatives of Goodwin and Kirkland had various calls to negotiate the unresolved issues in the Pamplona merger agreement and related agreements. Representatives of Goodwin ~~and~~, with input from representatives of Company management and representatives of Goldman Sachs and with the benefit of views of the independent directors provided at the Board meetings described in this section, and Kirkland exchanged drafts of the merger agreement and held various teleconferences to negotiate and finalize the merger agreement, the accompanying disclosure schedules, the equity commitment letter and the limited guarantee. The key issues negotiated in the draft merger agreement and related agreements included the scope of the representations and warranties, the Company’s obligations to cooperate with Pamplona’s debt financing efforts, the rights of the parties to terminate the transaction and related remedies, the limitation on Pamplona’s liability for monetary damages in connection with the proposed acquisition of the Company, the terms under which the Company could respond to unsolicited proposals, and the amount and conditions of payment by the Company of the company termination fee.

Later in the evening on June 19, 2017, after the stock market closed, the Board held a meeting to discuss the final terms of the proposed transaction with Pamplona and the status of discussions with Strategic 3. Representatives of the Company’s financial and legal advisors were in attendance. Representatives of Goldman Sachs and Goodwin provided an update on the discussions with Pamplona and Strategic 3 since the last Board meeting earlier in the day, including that negotiations with Pamplona were substantially complete. Representatives of Goodwin and Locke Lord reviewed the fiduciary duties of the Board in connection with a potential sale of the Company. Representatives of Goodwin provided an overview of the negotiation process to date with Pamplona’s representatives, as well as a presentation regarding the terms of the merger agreement and related agreements. The Board also discussed that to date, Pamplona had not had, and had not requested to have, discussions with Company management regarding their roles, compensation, retention or investment arrangements in connection with the proposed transaction other than the modifications to existing severance arrangements for certain members of the Company’s senior management (but not Mr. von Rickenbach) that are described in “Severance and Change in Control Provisions of Employment Arrangements” beginning on page 60 of this proxy statement. These modifications were negotiated by representatives of Goodwin with input from representatives of Company management and with the benefit of the views provided at the June 19, 2017 Board meetings by the independent directors.

At the meeting, representatives of Goldman Sachs presented to the Board Goldman Sachs’ financial analysis summarized below under “Opinion of PAREXEL’s Financial Advisor” and rendered the oral opinion of Goldman Sachs, subsequently confirmed by delivery of a written opinion dated June 19, 2017, to the board of directors to the effect that as of June 19, 2017 and based on and subject to the factors and assumptions set forth in the written opinion, the $88.10 in cash per share to be paid to the holders (other than Parent and its affiliates) of the shares of common stock of the Company pursuant to the Merger Agreement was fair from a financial point of view to such holders. After further discussing the advantages and risks of the proposed transaction that are described in “Recommendation of the Board and Reasons for the Merger” beginning on page 44 of this proxy statement, the Board unanimously adopted and declared the advisability of the Merger Agreement, and further declared that the Merger Agreement was in the best interests of the Company and its shareholders, and recommended that the Company’s shareholders approve the Merger Agreement.

Later on June 19, 2017, the parties finalized and executed the Merger Agreement and received executed final copies of the equity commitment letter and limited guaranty, and Pamplona provided debt financing commitment letters executed by Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and JPMorgan Chase Bank, N.A.

On the morning of June 20, 2017, before the stock market opened, the Company and Pamplona issued a joint press release announcing the execution of the Merger Agreement.

Recommendation of the Board and Reasons for the Merger

The Board has unanimously (1) approved and adopted the Merger Agreement, the merger and the other transactions contemplated thereby, (2) determined that the merger is in the best interests of the Company and its shareholders and (3) resolved to recommend that the Merger Agreement be approved by the Company’s shareholders at a shareholders’ meeting duly called and held for such purpose.

The Board unanimously recommends that you vote (1) “FOR” the approval of the Merger Agreement; and (2) “FOR” the adjournment of the shareholder meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Merger Agreement at the time of the shareholder meeting.

Reasons for the Merger

•	the Implied Equity Value as multiple of

•	the estimated adjusted net income for the Company for 2017 and 2018, as reflected in the Company Projections;

•	the median analyst estimate of the net income for the Company for 2017 based on eleven analyst reports received from the Company, or “Analyst Consensus”, as of June 19, 2017;

•	the Implied Enterprise Value as multiple of

•	the Company’s EBITDA, for the last four quarter period ended March 31, 2017, which we refer to as “LTM EBITDA”, as provided by the Company’s management;

•	the estimates of the Company’s adjusted EBITDA for 2017 and 2018, as reflected in the Company Projections; and

•	the median analyst estimate of the Company’s EBITDA for 2017 based on Analyst Consensus as of June 19, 2017.

The results of these calculations were as follows:

Implied Equity Value as a Multiple of:	Multiples
2017 ~~adjusted~~Adjusted net income (Company Projections)	26.7x
2018 ~~adjusted~~Adjusted net income (Company Projections)	24.1x
2017 Adjusted net income (Analyst Consensus)	27.2x

Implied Enterprise Value as a multiple of:	Multiples
LTM EBITDA	14.1x
2017 Adjusted EBITDA (Company Projections)	13.9x
2017 Adjusted EBITDA (Analyst Consensus)	14.1x
2018 Adjusted EBITDA (Company Projections)	12.7x

Illustrative Discounted Cash Flow ~~Analyses~~Analysis

Using the Company Projections, Goldman Sachs performed an illustrative discounted cash flow analysis on the Company to derive a range of illustrative present values per share of PAREXEL common stock as of March 31,

2017.

Using mid-year convention and discount rates ranging from 8.5% to 10.0%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2017, (a) estimates of the unlevered free cash flow to be generated by the Company for the period from March 31, 2017 to June 30, 2022, as reflected in the Company Projections, and (b) a range of illustrative terminal values for the Company as of June 30, 2022, calculated by applying perpetuity growth rates ranging from 2.5% to 3.5% to the estimate of the terminal year unlevered free cash flow of the Company as reflected in the Company Projections. Goldman Sachs then derived a range of illustrative enterprise values for the Company by adding the ranges of present values it derived as described above.

Goldman Sachs then subtracted from the range of illustrative enterprise values the Net Debt of the Company as of March 31, 2017 to derive a range of illustrative equity values for the Company. Goldman Sachs then divided the range of illustrative equity values by the fully diluted shares of PAREXEL common stock outstanding calculated using information provided by the Company’s management, to derive a range of illustrative present values per share of PAREXEL common stock of $60.33 to $90.45.

Premia Paid Analysis

Goldman Sachs analyzed the premia paid in (i) all acquisition transactions announced during the five years prior to June 19, 2017 with a transaction value ranging from $2 billion to $6 billion involving publicly traded target companies in all industries, referred to as “Global”; (ii) all acquisition transactions announced during the five years prior to June 19, 2017 with a transaction value ranging from $2 billion to $6 billion involving publicly traded U.S. target companies in all industries, referred to as “U.S.” and (iii) all going-private acquisition transactions announced during the five years prior to June 19, 2017 with a transaction value ranging from $2 billion to $6 billion involving public target companies in all industries, referred to as “Public to Private”. With respect to each of these transactions, Goldman Sachs reviewed the implied premium of the price paid in the transactions to the closing stock price of the target company on the last day prior to the announcement of the transaction as published by Thomson Reuters on June 19, 2017. The following table presents the results of this review:

Percentile	Category	Premium
25th Percentile	Global	13%
	U.S.	14%
	Public to Private	7%

Median	Global	24%
	U.S.	25%
	Public to Private	17%

75th Percentile	Global	39%
	U.S.	39%
	Public to Private	33%

Although none of the selected transactions is directly comparable to the transaction contemplated by the Merger Agreement, the target companies in the selected transactions were companies with operations, geography and size, and other factors that, for the purposes of analysis, may be considered similar to the Company, and as such, for purposes of analysis, the selected transactions may be considered similar to the transaction contemplated by the Merger Agreement.

Based on its review of the implied premia for the selected transactions and its professional judgment and experience, Goldman Sachs applied a range of illustrative premiums of 14.0% to 39.0% to the closing price per share of PAREXEL common stock as of May 5, 2017, the last completed day before The Wall Street Journal published an article reporting that the Company was exploring a potential sale. This analysis resulted in a range of implied values per share of PAREXEL common stock of $78.50 to $95.72.

Illustrative Present Value of Future Share Price ~~Analyses~~Analysis

Goldman Sachs performed an illustrative analysis to derive a range of illustrative present values per share of PAREXEL common stock as of March 31, 2017 based on theoretical future prices calculated by Goldman Sachs for the shares of PAREXEL common stock. Using the Company Projections, Goldman Sachs first derived a range of theoretical values per share of PAREXEL common stock as of the end of the Company’s fiscal year ending June 30 of each of 2017 through 2021, by applying illustrative one year forward price / earnings per share, which we refer companies from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as a co-lead arranger and as a joint bookrunner with respect to a senior secured term loan (aggregate principal amount $700,000,000) with respect to Alvogen Pharma US Inc., a portfolio company of Pamplona, in September 2015; as a joint bookrunner with respect to a senior secured loan (aggregate principal amount $717,000,000) to Omnium de Gestion et de Financement S.A. (“OGF”), a portfolio company of Pamplona, in November 2016; and as financial advisor to Pamplona with respect to the sale by an affiliate of Pamplona of such affiliate’s holdings in OGF in April 2017. During the two year period ended June 19, 2017, Goldman Sachs has received compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Pamplona, its affiliates and/or their respective portfolio companies of approximately $6.0 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Parent and their respective affiliates and to Pamplona, its affiliates and their respective portfolio companies for which its Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Pamplona and its affiliates from time to time and may have invested in limited partnership units of affiliates of Pamplona from time to time and may do so in the future.

The Company selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed transaction. Pursuant to an engagement letter between the Company and Goldman Sachs, the Company has agreed to pay Goldman Sachs for its services in connection with the proposed merger an aggregate fee currently estimated to be approximately $37 million, $5 million of which has been paid to Goldman Sachs upon announcement of the proposed transaction and the remainder of which is contingent upon consummation of the proposed transaction. In addition, the Company agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Chestnut Securities, Inc.

On March 24, 2017, PAREXEL engaged Chestnut Securities as a non-exclusive financial advisor to provide supplemental assistance to the independent directors in their evaluation of strategic alternatives, including a possible sale of PAREXEL, which includes the proposed merger. The term of the agreement between PAREXEL and Chestnut Securities ends on December 31, 2017 unless extended by mutual written agreement of the parties. PAREXEL engaged Chestnut Securities because of its longstanding relationship with the Company and because Chestnut Securities also has substantial knowledge of and familiarity with the Company’s business and operations, competitors and the industries in which the Company operates. Chestnut Securities was not asked to, and did not, render to the Company or the Board any opinion as to the fairness of the consideration to be offered to the holders of the Shares in the merger.

As compensation for its services in connection with a proposed transaction, we have agreed to pay Chestnut Securities a fee of $1,000,000 contingent upon the consummation of the merger. In the event that a proposed transaction does not occur by December 31, 2017, we have agreed to pay Chestnut Securities a minimum fee of $200,000 upon the earlier to occur of the termination of a proposed transaction or December 31, 2017, which fee will be fully creditable against a fee paid to Chestnut Securities in connection with a proposed transaction. In addition, PAREXEL has agreed to reimburse Chestnut Securities for their reasonable documented out-of-pocket expenses (excluding fees of legal counsel) incurred in connection with Chestnut Securities’ engagement up to a maximum of $20,000. We have also decided to grant Chestnut Securities a bonus of $150,000 in recognition of their advisory services, which bonus is contingent upon the completion of the merger. PAREXEL has also agreed to indemnify Chestnut Securities and each of its directors, officers, agents, employees and controlling persons against liabilities arising out of Chestnut Securities’ engagement in connection with a proposed transaction. Chestnut Securities has not in the past two years provided investment banking or financial advisory services to Pamplona or any of its affiliates or portfolio companies for which it has received compensation.

Certain Prospective Financial Information

The Company does not as a matter of course make public projections as to future performance or earnings beyond the current fiscal year and generally does not make public projections for extended periods due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the

Simon Harford	Senior Vice President and Chief Financial Officer
Mark A. Goldberg, M.D.	President and Chief Operating Officer
Roland Andersson, Ph.D.	Senior Vice President, Clinical Research Services
Douglas A. Batt	Senior Vice President, General Counsel and Secretary
Christian Dreger, Ph.D.	Senior Vice President, PAREXEL Access and PAREXEL Consulting
Xavier Flinois	President, PAREXEL Informatics
David Godwin	Senior Vice President, Global Business Development
Michelle Graham	Senior Vice President and Chief Human Resources Officer
Sy Pretorius, M.D.	Senior Vice President and Chief Scientific Officer
Gadi Saarony	Senior Vice President, Clinical Research Services
Joshua Schultz	Senior Vice President, Worldwide Head of PAREXEL Access
A. Dana Callow	Director
Patrick J. Fortune, Ph.D.	Director
Maykin Ho, Ph.D.	Director
Eduard E. Holdener, M.D.	Director
Christopher J. Lindop	Director
Richard L. Love	Director
Ellen M. Zane	Director

Equity-Based Awards

The following table identifies for each of our executive officers and directors the number of shares subject to his or her outstanding and unvested PAREXEL equity-based awards (PAREXEL stock options, RSU Awards, PRSU Awards, and restricted stock awards) and the value of such PAREXEL equity-based awards in the merger. All equity-based awards, including those held by our executive officers and directors, will be cashed out in connection with the merger, including performance-based awards such as PRSU Awards. The following table assumes that the closing of the merger occurs on March 19, 2018. The amounts shown do not attempt to forecast any grants, dividends, deferrals or forfeitures following the date of the filing of this proxy statement, and depending upon when the closing date occurs, certain of the equity-based awards in the table may vest in accordance with their existing terms. The estimated aggregate amounts set forth below are based on the merger consideration of $88.10 in cash, without interest, for each share of PAREXEL common stock, net of the applicable exercise price (for PAREXEL stock options), multiplied by the total number of shares subject to each applicable award (with the number of shares subject to PRSU Awards determined based on achievement of performance at the target level, regardless of the actual achievement of the applicable performance metric).

	Stock Options		RSU Awards		PRSU Awards		Restricted Stock Awards
	Number of Shares Subject to Outstanding Stock Options (#)	Aggregate Stock Option Payment ($)(1)	Number of RSUs (#)	Aggregate RSU Payment ($)(2)	Number of PRSUs (#)(3)	Aggregate PRSU Payment ($)(4)	Number of Shares of Restricted Stock (#)	Aggregate Restricted Stock Award Payment ($)(5)	Total Equity- Based Award Consideration($)(6)
Executive Officers
Josef H. von Rickenbach	108,925	2,529,825	19,733	1,738,507	24,100	2,123,210	21,015	1,851,422	8,242,964
Simon Harford	44,028	622,116	10,736	945,842	—	—	—	—	1,567,958
Mark A. Goldberg, M.D.	38,700	878,886	9,867	869,253	9,983	879,502	5,900	519,790	3,147,431
Gadi Saarony	12,400	284,975	2,467	217,313	2,933	258,397	2,400	211,440	972,125
Douglas A. Batt	13,425	310,831	2,600	229,060	3,037	267,560	2,500	220,250	1,027,701
Roland Andersson, Ph.D.	9,500	242,481	1,733	152,707	2,023	178,226	1,700	149,770	723,184
Christian Dreger, Ph.D.	3,223	82,116	2,869	252,788	—	—	—	—	334,904
Xavier Flinois	11,225	257,310	2,467	217,313	2,727	240,249	2,000	176,200	891,072
David Godwin	10,000	230,677	2,000	176,200	1,500	132,150	2,700	237,870	776,897
Michelle Graham	11,850	243,460	2,267	199,693	1,700	149,770	2,667	234,963	827,886
Sy Pretorius, M.D.	7,525	170,324	1,267	111,593	900	79,290	—	—	361,207
Joshua Schultz	9,700	232,691	1,667	146,833	1,200	105,720	2,300	202,630	687,874
Non-Employee Directors
A. Dana Callow	—	—	—	—	—	—	—	—	—

At the effective time of the merger, each share of common stock of Merger Sub issued and outstanding immediately prior to the effective time will be automatically converted into and become one fully paid, nonassessable share of common stock, par value $0.01 per share, of the surviving corporation with the same rights, powers and privileges as the shares so converted and will constitute the only outstanding shares of capital stock of the surviving corporation.

Company Equity Awards

Except as otherwise agreed upon with Parent, immediately prior to the effective time of the merger, and without any action on the part of the holders thereof,

•	each option to purchase PAREXEL common stock, whether or not vested and exercisable, that is outstanding and unexercised immediately prior to the effective time of the merger, will be automatically converted into the right to receive from Parent or the surviving corporation an amount in cash, without interest and less applicable withholding taxes, equal to the product obtained by multiplying (i) the excess, if any, of $88.10 over the per share exercise price of such PAREXEL stock option, by (ii) the aggregate number of shares of PAREXEL common stock that were issuable upon exercise or settlement of such PAREXEL stock option immediately prior to the effective time of the merger. If the exercise price per share of any PAREXEL stock option exceeds $88.10, such PAREXEL stock option will be cancelled without payment of any consideration;

•	each outstanding RSU Award, whether or not vested, will become fully vested, will not be assumed by Parent or Merger Sub in the merger and will be canceled and extinguished as of the effective time and, in exchange therefor, each former holder of any such RSU Award will have the right to receive from Parent or the surviving corporation an amount in cash, without interest and less applicable withholding taxes, equal to the product obtained by multiplying (i) the aggregate number of shares of PAREXEL common stock subject to such RSU Award by (ii) $88.10. From and after the effective time, any RSU Award will no longer represent the right to receive shares of PAREXEL common stock by the former holder thereof, but will only entitle such holder to the payment described above, if any;

•	each outstanding PRSU Award will become fully earned but not yet settled at target performance level (regardless of actual achievement of the applicable performance metric), will become fully time-vested, and will not be assumed by Parent or Merger Sub in the merger and will be canceled and extinguished as of the effective time and, in exchange therefor, each former holder of any such PRSU Award will have the right to receive from Parent or the surviving corporation an amount in cash, without interest and less applicable withholding taxes, equal to the product obtained by multiplying (i) the aggregate number of shares of PAREXEL common stock subject to such PRSU Award (taking into account the performance achievement and vesting acceleration set forth above) by (ii) $88.10. From and after the effective time, any PRSU Award will no longer represent the right to receive shares of PAREXEL common stock by the former holder thereof, but will only entitle such holder to the payment described above, if any; and

•	each outstanding PAREXEL restricted stock award will become fully vested and the restrictions with respect to such award will lapse. All restricted stock awards will be automatically cancelled and converted into the right to receive $88.10 in cash per share, without interest and less applicable withholding taxes.

Treatment of Company ESPP

Following the date of the Merger Agreement, no new offering periods may commence, nor may any existing offering periods be extended, under our Employee Stock Purchase Plan (the “ESPP”). No new individuals may enroll in the ESPP following the date of the Merger Agreement, nor may any existing participants increase their respective rates of deductions and purchases. Each ESPP participant’s accumulated contributions under the ESPP will be used to purchase shares of PAREXEL common stock in accordance with the ESPP. The ESPP ~~will be~~ was

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terminated ~~immediately prior to the date on which the effective time occurs~~on July 31, 2017, and all shares of PAREXEL common stock purchased on or before the final exercise date for the offering period in effect on the date of the Merger Agreement will be cancelled at the effective time and converted into the right to receive $88.10 per share, without interest and less applicable withholding taxes.

Payment Procedures

Prior to the effective time of the merger, Parent will appoint Computershare Trust Company, N.A. as the exchange agent for the purpose of exchanging for the merger consideration the certificated and uncertificated shares of PAREXEL common stock. At or prior to the effective time, except with respect to the per share merger consideration payable pursuant to PAREXEL restricted stock awards, Parent is required to deposit, or cause to be deposited, with the exchange agent the aggregate per share merger consideration (the “payment fund”). To the extent such fund diminishes for any reason below the level required to make prompt payment of the merger consideration, Parent is required to promptly replace or restore the lost portion of such fund so as to ensure that it is, at all times, maintained at a level sufficient to make such payments.

Each holder of shares of PAREXEL common stock that have been converted into the right to receive the merger consideration (other than shares of PAREXEL common stock subject to PAREXEL restricted stock awards) will be entitled to receive the merger consideration in respect of their shares of PAREXEL common stock promptly upon (1) surrender to the exchange agent of a certificate, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the exchange agent, or (2) receipt of an “agent’s message” by the exchange agent (or such other evidence, if any, of transfer as the exchange agent may reasonably request) in the case of a book-entry transfer of uncertificated shares of PAREXEL common stock, and, in each case, delivery to the exchange agent of such other documents as may reasonably be requested by the exchange agent. Until so surrendered or transferred, each such certificated or uncertificated share will represent after the effective time of the merger for all purposes only the right to receive such merger consideration. No interest will be paid or accrued on the cash payable upon the surrender or transfer of such certificated or uncertificated share.

If any portion of the merger consideration is to be paid to a person other than the person in whose name the surrendered certificate or the transferred uncertificated share is registered, it will be a condition to such payment that (1) if certificated, such certificate is properly endorsed or is otherwise in proper form for transfer, or, if uncertificated, such uncertificated share is in proper form for transfer and (2) the person requesting such payment pays to the exchange agent any transfer tax required as a result of such payment to a person other than the registered holder of such certificated or uncertificated share or establish to the satisfaction of the exchange agent that such tax has been paid or is not payable.

All merger consideration paid upon the surrender of certificated or uncertificated shares in accordance with the terms of the Merger Agreement will be deemed to have been paid in full satisfaction of all rights pertaining to the shares of PAREXEL common stock formerly represented by such certificated or uncertificated shares. From and after the effective time of the merger, there will be no further registration of transfers of shares of PAREXEL common stock on the stock transfer books of the surviving corporation. If, after the effective time, certificates of PAREXEL common stock are presented to the surviving corporation, they will be canceled and exchanged for the merger consideration in accordance with the procedures described in the two paragraphs immediately above.

Any portion of the payment fund that remains unclaimed by the holders of shares of PAREXEL common stock 12 months after the effective time of the merger will be delivered to the surviving corporation, upon demand, and any such holder who has not exchanged shares of PAREXEL common stock for the merger consideration in accordance with the Merger Agreement prior to that time will thereafter look only to Parent or the surviving corporation for payment of the merger consideration, without interest. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any governmental authority will become, to the extent permitted by applicable law, the property of Parent or its designee, free and clear of all claims or interest of any person previously entitled thereto.

Company Representations and Warranties

The Merger Agreement contains representations and warranties made by PAREXEL to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to PAREXEL. The assertions embodied in those representations and warranties were made ~~for purposes~~in connection with the signing of the Merger Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Merger Agreement, including information contained in confidential disclosure schedules that the parties exchanged in connection with signing the Merger Agreement (the “disclosure schedules”). Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances~~, since they were only made as of a specific date and are modified in important part by the underlying disclosure schedules~~. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. ~~Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in PAREXEL’s public disclosures.~~

In the Merger Agreement, PAREXEL has made representations and warranties to Parent and Merger Sub with respect to, among other things:

•	the due incorporation, valid existence, good standing and power of PAREXEL;

•	PAREXEL’s power and authority to enter into the Merger Agreement and to complete the transactions contemplated by the Merger Agreement and the enforceability of the Merger Agreement against PAREXEL;

•	the required vote of PAREXEL’s shareholders to adopt and approve the Merger Agreement (which we refer to as the “shareholder approval”);

•	the approval and recommendation by the Board that approve the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement;

•	the required consents and approvals of governmental authorities in connection with the transactions contemplated by the Merger Agreement;

•	the absence of conflicts with, violations or breaches of, or defaults under the governing documents of PAREXEL or its material subsidiaries, applicable laws or agreements to which PAREXEL or our subsidiaries are party or by which our or their respective properties or assets or bound, in each case as a result of entering into the Merger Agreement and the consummation of the merger;

•	our capitalization, including the number of outstanding shares of PAREXEL common stock and preferred stock, and the number of shares of common stock issuable upon the exercise of stock options and settlement of RSU Awards and PRSU Awards and the number of shares available for issuance under PAREXEL’s ESPP and stock plans;

•	our subsidiaries and their due incorporation or organization, valid existence, good standing, power and authority and capitalization;

Restricted Stock. Except as otherwise agreed upon with Parent, immediately prior to the effective time of the merger, by virtue of the merger and without any action on the part of the holders thereof, each PAREXEL restricted stock award will become fully vested and the restrictions with respect thereto will lapse. All PAREXEL restricted stock awards, including shares that become fully vested and with respect to which the restrictions will lapse immediately prior to the effective time, will automatically be cancelled and converted into the right to receive $88.10 per share, less applicable withholding taxes and will be treated in the merger in the same manner as the other shares of PAREXEL common stock.

Restricted Stock Unit Awards. Except as otherwise agreed upon with Parent, immediately prior to the effective time of the merger, by virtue of the merger and without any action on the part of the holders thereof, each RSU Award, whether or not vested, that is outstanding immediately prior to the effective time of the merger will be cancelled as of the effective time in exchange for the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of PAREXEL common stock subject to such RSU Award by (ii) $88.10, less applicable withholding taxes.

Performance Restricted Stock Unit Awards. Except as otherwise agreed upon with Parent, immediately prior to the effective time of the merger, by virtue of the merger and without any action on the part of the holders thereto, each outstanding PRSU Award shall be deemed fully earned but not yet settled at the target performance

~~—~~

level regardless of the actual achievement of the applicable performance metric as of the effective time, any time-

based restrictions thereon shall lapse, and such PRSU Awards will be cancelled as of the effective time in exchange for the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of PAREXEL common stock subject to such PRSU Award (taking into account the achievement and acceleration described above) by (ii) $88.10, less applicable withholding taxes.

Treatment of PAREXEL’s ESPP

Pursuant to the Merger Agreement, with respect to the ESPP, our Board adopted resolutions and took other actions to provide that, (i) no new offering periods will commence, nor will any existing periods be extended, following the date of the Merger Agreement, (ii) no individuals will be permitted to enroll in the ESPP following the date of the Merger Agreement, (iii) no existing participants will be permitted to increase their respective rates of deductions and purchases following the date of the Merger Agreement, (iv) the final exercise date for all offering periods will be such date as the Company determines in its sole discretion (provided that such date will be no later than five days prior to the effective time of the merger (the “Final Exercise Date”), (v) each ESPP participant’s accumulated contributions under the ESPP will be used to purchase shares of PAREXEL common stock in accordance with the terms of the ESPP as of the Final Exercise Date, and (vi) the ESPP will terminate on the date immediately prior to the date of the effective time of the merger, less applicable withholding taxes. The Company did terminate the ESPP on July 31, 2017. All shares of PAREXEL common stock purchased on or prior to the Final Exercise Date will be cancelled at the effective time of the merger and converted into the right to receive $88.10 per share in accordance with the terms of the Merger Agreement.

Employee Matters

Pursuant to the Merger Agreement, for a period of not less than 18 months after the closing of the merger (or if shorter, the period of employment of the relevant “continuing employee” (as defined below)) (the “Continuation Period”), Parent will provide to those employees of PAREXEL who continue employment with Parent, the surviving corporation or any subsidiary of Parent or the surviving corporation following the closing of the merger (whom we refer to as “continuing employees”), (i) base salaries or base hourly rates and annual target cash incentive compensation opportunities (including cash bonuses and commissions) at least equal, in the aggregate, to

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  ~~CERTAIN~~MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes ~~certain~~material U.S. federal income tax considerations of the merger that are generally applicable to “U.S. Holders” and “Non-U.S. Holders” (in each case, as defined below, and, collectively, the “holders”) of PAREXEL common stock whose shares of PAREXEL common stock are converted into the right to receive the merger consideration in the merger. This discussion is for the general information of the holders only and does not purport to be a complete analysis of all potential tax effects of the merger. The following discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), applicable Treasury Regulations, and existing administrative rulings and judicial decisions, all of which are subject to change or differing interpretation, possibly with retroactive effect. Any such change could alter the tax consequences to the holders as described herein. There can be no assurance that the Internal Revenue Service, which we refer to as the “IRS”, will not challenge one or more of the tax considerations described herein.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes the Medicare tax on net investment income or the U.S. federal estate or gift tax rules. This discussion also does not consider any specific facts or circumstances that may apply to a holder and does not address the special tax rules applicable to particular holders, such as holders that are: financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, holders that have elected to use the mark-to-market method of accounting with respect to their PAREXEL common stock, shareholders who acquired their shares of PAREXEL common stock pursuant to the exercise of compensatory stock options or otherwise in connection with the performance of services, U.S. Holders whose functional currency other than the U.S. dollar, qualified retirement plans, individual retirement accounts, and other tax-deferred accounts, certain former citizens or residents, controlled foreign corporations, any person who receives consideration other than cash in the merger (or any transaction related thereto), classified as a partnership for U.S. federal income tax purposes, and shareholders who hold their shares of PAREXEL common stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction. This discussion assumes the shares of PAREXEL common stock are held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, the following discussion does not address the treatment of PAREXEL common stock as qualified small business stock for purposes of Section 1045 and/or Section 1202 of the Code, tax considerations related to the alternative minimum tax, any non-income tax consequences or the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not any such transactions are undertaken in connection with the merger). Finally, this discussion assumes that PAREXEL is not a U.S. real property holding corporation within the meaning of the Code.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of PAREXEL common stock that is for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control, or (b) that has a valid election in effect under the applicable Treasury Regulations to be treated as a U.S. person under the Code. A “Non-U.S. Holder” is any beneficial owner of PAREXEL common stock that is an individual or a corporation (or entity taxable as a corporation) for U.S. federal income tax purposes and is neither (i) a U.S. Holder nor (ii) a nonresident alien individual who is present in the United States for 183 days in a taxable year or has a “tax home in the United States”.

If a partnership or other entity that is classified as a partnership for U.S. federal income tax purposes is the owner of shares of PAREXEL common stock, the U.S. federal income tax treatment of the partner or owner of such entity will generally depend upon the status of the partner or owner and the activities of the partnership or

REGULATORY MATTERS

U.S. Antitrust

Under the HSR Act and the rules promulgated under that Act by the FTC, the transaction may not be completed until notifications have been given to the United States Department of Justice Antitrust Division (which we refer to as the “Antitrust Division”) and the FTC and until the specified waiting period has been terminated or has expired. PAREXEL and Parent each filed a Premerger Notification and Report Form with the U.S. antitrust authorities pursuant to the HSR Act on June 30, 2017. The FTC terminated the applicable waiting period ~~will expire~~ on July ~~31~~18, 2017 ~~at 11:59 p.m., New York City time, unless otherwise terminated or extended by antitrust authorities.~~.

Other Regulatory Notifications

The parties have also agreed to file notifications with the European Commission and the FAS. ~~It is anticipated that the notification will be~~Notifications were submitted ~~in draft form~~ to the European Commission on August 1, 2017 and ~~will be submitted in final form~~ to the FAS ~~in the week commencing July 17,~~on August 10, 2017. The obligation of the parties to the Merger Agreement to consummate the merger is subject to receipt of such regulatory consents.

Bylaw Amendment

On June 19, 2017, the Board determined that it was in the best interests of the Company and its shareholders to adopt, and did adopt, a bylaw amendment (the “Bylaw Amendment”) entitled “Forum for Adjudication of Disputes.” The Bylaw Amendment designates Business Litigation Session of the Superior Court of Suffolk County, Massachusetts as the sole and exclusive forum, unless the Company consents in writing to the selection of an alternative forum, for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of, or a claim based on, breach of a fiduciary duty owed by any current or former director, officer, employee or shareholder (including a beneficial owner of shares) of the Company, (iii) any action asserting a claim against the Company or any current or former director, officer, employee or shareholder (including a beneficial owner of shares) of the Company arising pursuant to any provision of the MBCA or the Company’s Articles of Organization or Bylaws or (iv) any action asserting a claim against the Company or any current or former director, officer, employee or shareholder (including a beneficial owner of shares) of the Company governed by the internal affairs doctrine. If such court lacks jurisdiction, the Bylaw Amendment provides that another state or federal court in Massachusetts will be the forum for any such proceedings. A copy of the Bylaw Amendment is attached as Annex D to this proxy statement and is incorporated herein by reference.

APPRAISAL RIGHTS

We do not believe our shareholders will be entitled to appraisal rights under the MBCA, in connection with the merger. The MBCA generally provides that shareholders of a Massachusetts corporation are entitled to appraisal rights in the event of a merger. However, an exception to the general rule in Section 13.02(a)(1) of the MBCA provides that shareholders of a Massachusetts corporation are not entitled to appraisal rights in a merger transaction in which the sole consideration they receive consists of cash so long as no director, officer or controlling shareholder of the corporation has a direct or indirect material financial interest in the merger other than in:

(i) his, her or its capacity as a shareholder of the corporation;

(ii) his, her or its capacity as a director, officer, employee or consultant of the merging corporation or the surviving corporation or an affiliate of the surviving corporation pursuant to bona fide arrangements with the merging corporation or the surviving corporation or any affiliate; or

(iii) any other capacity so long as the shareholder owns less than 5% of the voting securities of the corporation.

PAREXEL believes that this exception applies to the merger and that PAREXEL shareholders will not be entitled to appraisal rights in connection with the merger. However, the MBCA took effect on July 1, 2004 and

Section 13.02 of the MBCA has not yet been the subject of judicial interpretation. Accordingly, it is possible that a court could conclude that this exception is not applicable in the present circumstances and that PAREXEL shareholders are entitled to appraisal rights under Massachusetts law, in connection with the merger.

If you believe you are entitled to appraisal rights under Massachusetts law, in order to exercise these rights you must: (i) deliver to PAREXEL, before the vote to approve the Merger Agreement and the transactions contemplated thereby is taken, written notice of your intent to demand payment for your shares if the merger is consummated; (ii) not vote your shares in favor of the proposal to approve the Merger Agreement and the transactions contemplated thereby, including the merger; and (iii) comply with the other procedures specified in ~~Section~~Part 13 of the MBCA. Because a submitted proxy not marked “against” or “abstain” will be voted “FOR” the adoption of the Merger Agreement and the transactions contemplated thereby, including the merger, and “FOR” the adjournment of the shareholder meeting, if necessary or appropriate, to solicit additional proxies, the submission of a proxy card not marked “against” or “abstain” will result in the waiver of appraisal rights, to the extent such rights are available. If you hold shares in the name of a broker, bank or other nominee and you want to attempt to assert appraisal rights, you must instruct your nominee to take the steps necessary to enable you to assert appraisal rights. If you or your nominee fails to follow all of the steps required by the statute, you will lose your right of appraisal (to the extent such right otherwise would be available).

Since PAREXEL does not believe that our shareholders are entitled to appraisal rights in the merger, PAREXEL intends to take the position that any of our shareholders who seek appraisal for their shares of common stock are not entitled to do so under the MBCA and PAREXEL does not intend to deliver the appraisal notice and form called for by Section 13.22 of the MBCA to any of our shareholders seeking appraisal. Any shareholder who believes he, she or it is entitled to appraisal rights and who wishes to preserve those rights should carefully review Sections 13.01 through 13.31 of ~~Section~~Part 13 of the MBCA, attached as Annex C to this proxy statement, which sets forth the procedures to be complied with in perfecting any such rights. A shareholder who elects to exercise appraisal rights under ~~Section~~Part 13 of the MBCA should mail or deliver a written demand to:

PAREXEL International Corporation

195 West Street

Waltham, MA 02421

Attention: Douglas A. Batt, Senior Vice President, General Counsel and Corporate Secretary

~~103~~

Failure to strictly comply with the procedures specified in ~~Section~~Part 13 of the MBCA would result in the loss of any appraisal rights to which such shareholder may be entitled in connection with the merger. Please read ~~Section~~Part 13 of the MBCA carefully, because exercising appraisal rights involves several procedural steps, and failure to follow appraisal procedures could result in the loss of such rights, if any. Shareholders should consult with their advisors, including legal counsel, in connection with seeking appraisal. The foregoing discussion is not a complete statement of the law pertaining to appraisal rights under the MBCA and is qualified in its entirety by reference to ~~Section~~Part 13 of the MBCA.

SHAREHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS OR NOMINEES TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS.

FAILURE TO FOLLOW THE STEPS REQUIRED BY ~~SECTION~~PART 13 OF THE MBCA FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE MERGER CONSIDERATION FOR YOUR DISSENTING SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF ~~SECTION~~PART 13 OF THE MBCA, IF YOU ARE A PAREXEL SHAREHOLDER AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE MBCA, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

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LITIGATION RELATED TO THE MERGER

On July 24, 2017, a putative class action lawsuit was filed in the United States District Court of Massachusetts by a shareholder of PAREXEL against the Company, members of the Board of Directors, Pamplona, Parent and Merger Sub, captioned Louis Scarantino v. PAREXEL International Corporation, et al., 1:17-cv-11360. On July 25, 2017, a second putative class action lawsuit was filed in the United States District Court of Massachusetts by a shareholder of PAREXEL against the Company and members of the Board of Directors, captioned Catherine Fischer v. PAREXEL International Corporation, et al., 1:17-cv-11364. On July 27, 2017, a third putative class action lawsuit was filed in the United States District Court of Massachusetts by another shareholder of PAREXEL against the Company and members of the Board of Directors, captioned Peter Manning v. PAREXEL International Corporation, et al., 1:17-cv-11376. All three complaints allege that the preliminary proxy statement violates Section 14(a) and Section 20(a) of the Securities Exchange Act by materially omitting material information related to the Company’s projections and the explanation of the analysis of the Company’s financial advisor, among other claims. All of the complaints seek, among other things, equitable relief to enjoin the consummation of the merger, rescission of the merger or rescissory damages, compensatory damages, and attorneys’ fees and costs. The Company, the Board of Directors, Pamplona, Parent and Merger Sub believe that the claims asserted against them are without merit and intend to vigorously defend against these lawsuits.

Board of Directors

PAREXEL International Corporation

June 19, 2017

/s/ Goldman~~,~~ Sachs & Co. LLC

(GOLDMAN SACHS & CO. LLC)

B-3

ANNEX C

Massachusetts Business Corporation Act

~~Section~~ Part 13

Appraisal Rights

§ 13.01. Definitions.

In this ~~PART~~part the following words shall have the following meanings unless the context requires otherwise:

“Affiliate”, any person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control of or with another person.

“Beneficial shareholder”, the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

“Corporation”, the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in sections 13.22 to 13.31, inclusive, includes the surviving entity in a merger.

“Fair value”, with respect to shares being appraised, the value of the shares immediately before the effective date of the corporate action to which the shareholder demanding appraisal objects, excluding any element of value arising from the expectation or accomplishment of the proposed corporate action unless exclusion would be inequitable.

“Interest”, interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

“Marketable securities”, securities held of record by, or by financial intermediaries or depositories on behalf of, at least 1,000 persons and which were

(a)	listed on a national securities exchange,

(b)	designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or

(c)	listed on a regional securities exchange or traded in an interdealer quotation system or other trading system and had at least 250,000 outstanding shares, exclusive of shares held by officers, directors and affiliates, which have a market value of at least $5,000,000.

“Officer”, the chief executive officer, president, chief operating officer, chief financial officer, and any vice president in charge of a principal business unit or function of the issuer.

“Person”, any individual, corporation, partnership, unincorporated association or other entity.

“Record shareholder”, the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

“Shareholder”, the record shareholder or the beneficial shareholder.

§ 13.02. Right to Appraisal.

(a)	A shareholder is entitled to appraisal rights, and obtain payment of the fair value of his shares in the event of, any of the following corporate or other actions: